EXHIBIT 99.8

January 21, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended December 31, 2004.

CNBC

Interviewee: Vivek Paul, Vice Chairman, Suresh Senapaty, CFO and Raman Roy, Chairman, Wipro Spectramind, Sudip Banerjee, President, Enterprise Solutions, Wipro Technologies.

First half

CNBC: Welcome to the special morning call. The markets are not on today, but we are on because a lot of biggies are announcing their results today. Starting with Wipro this morning, and we have been taking you through those numbers for the last half an hour and of course later on in the day we have got Reliance and ITC. But first up, the big news this morning is the Wipro numbers, and to take us through them, we have got Vivek Paul, Vice Chairman of Wipro and President of Wipro Technologies, and we have got Suresh Senapathy, Chief Financial Officer of Wipro also joining in. Vivek and Suresh, thanks very much for joining in. If I could start with you Vivek, what are the key highlights of the quarter? We note that you had a 7% volume growth and 1% pricing growth. The volume growth seems a bit subdued quarter-on-quarter, would you agree?

Vivek Paul: Well, as we entered this quarter, we had three head wins that we were facing. On the volume side, first of all, we had several large accounts that were actually declining. We had to offset that because they were facing budgetary pressures through the end of the year. We had to offset that and grow on top of that, which I think we did reasonably successfully. The second and third head wins we had was that for Wipro, the October-November-December quarter is always difficult because that is when our salary increases kick in, and so we had to again offset that impact and then do more to be able to recover operating margins, and of course the rising rupee. So, I think that all-in-all, we were able to use our volume growth and our pricing growth to be able to deliver pretty decent numbers.

CNBC: Vivek, you of course speak about the 1% pricing growth that you have seen. Is it too early to say that this is a rising trend? Right now, they have recovered and they are probably going to inch up from here. Or is it just a quarterly blip that we are seeing?

Vivek Paul: You know, for the last four quarters, Wipro was in the lead in terms of being able to demonstrate the pricing increase. However, just like we maintained in earlier quarters, this increase comes not from head-to-head negotiations with customers for similar services, but actually comes from the fact that we have been able to grow share of a higher value-added services. For example, in this quarter, our infrastructure services business grew really rapidly.

CNBC: Suresh, good morning. Take us through the margin picture. Of course, last quarter when we spoke to you, you did indicate that there would be salary increases and the margins might be under a bit of pressure. But I have seen your note that you are saying the margins have actually gone up, if you take out the non-cash charge of 1%. Could you just take us through the pulls and pressures on the operating margins as you have seen it in this quarter?

Suresh Senapathy: The impact that we felt because of the exchange as well as the MSI impact - MSI is the Merit Salary Increase that we have given during the course of last quarter. If you look at the US GAAP, net-net, but for the RSU adjustment, there is an increase in the margin. And in the Indian GAAP, there is a little marginal decline in the operating margin. Overall if you look at the price increase that we got, we were able to keep the offshore-onsite mix stable. On the utilization front, we became little weaker, but that gives us an additional lever going forward. So, net-to-net, but for the RSU and the forex part, I think in the Indian GAAP, we were able to maintain our margin, and the US GAAP, we were able to improve it.

Vivek Paul: So, may be I can just add to that as well. I think that, first of all, growth is something that cures all evils, and I think that we were able to continue to grow. The second thing is that, it is amazing how much the Wipro team has jumped on this and driven productivity through things like lean techniques. We were able to get 30-40% improvement in effort applied and cycle time reduction, and I think there is no workforce like the one in India and the like the one Wipro because the productivity drives were phenomenal.

CNBC: Mr. Paul, you mentioned there have been some pressures in terms of salary hikes. Take us through the kind of increase you have seen in salary hikes. Like you also pointed out, this is the quarter where you do see that kicking in, so is the quarter ahead looking a bit stronger?

Vivek Paul: If you look at the quarter ahead, I think that we have one segment of the population that had a salary increase that kicked into place in November, which would see the full impact this quarter. But for the majority of the population, the impact has already flowed through. As we look forward on the operating margin side, what we are saying is that we should be able to maintain enough productivity to offset any reductions etc., subject to whatever happens to the foreign exchange rate which we do not know just yet.

CNBC: You have already worked out how much you are going to be hedging in; you actually have forex gains. But Mr. Paul, given the kind of rupee-dollar movements we are looking at now, it is not sure where it is actually going to end up. Do you think you have hedged comfortably for the quarter ahead?

Vivek Paul: Well, you know, we have about $630 million in hedge outstanding. As to whether that is comfortable or not, I will let my friend and colleague, Senapaty, answer that question.

Suresh Senapaty: What happens is that the coverage is about like 600 million, and we go through an assigned process. This means, it is assigned to next four to five quarters. That means, for every quarter you have a component which is also not hedged. From that perspective, there is still some amount of variation because overall our perspective with respect to hedging is trying to minimize the volatility of the foreign exchange change in terms of the spot to the final earnings release. So we will smoothen through this hedging process, but it cannot be completely isolated. So from that perspective, it cannot be very surely stated that this is going to be the impact. What are saying is that we will have enough levers to be able to adjust for the full impact of the MSI increase in the current quarter.

CNBC: What is your outlook on margins, Suresh, right now? Do you think you will be able to hold the margins at these levels given what the currency is doing and also factoring small incremental changes in pricing on the upside that you are beginning to see over the last few quarters? Do you think you can hold your margins around these 26-27% levels?

Suresh Senapaty: Yes, subject to the foreign exchange impact as I said, because price utilization, offshore mix, productivity, all these would offset each other. That is what our endeavor is. To the extent of the foreign exchange difference, our objective would be to try to minimize that through hedging and through better improvement in the operations.

CNBC: Vivek, You have given a guidance of $370 million in global IT for next quarter. Take us through what picture you have actually taken on board in giving that guidance, particularly slice through the various verticals and how that pans out or likely to pan out in the next quarter?

Vivek Paul: What we have done is that we have taken a guidance that we felt, as we have done every quarter, is reasonable and doable. I think that we continue to maintain not too conservative a guidance and not too aggressive one. As you look at this quarter in terms of flying through the different verticals, we certainly had a great quarter in the financial services side, in terms of sequential growth. We had a great quarter on the telecom equipment side. We had a great quarter on the manufacturing vertical. On the services side, our infrastructure services grew really well, our interop testing business grew really well. So I think that we saw good growth that can continue into the next quarter. I think the only area where we saw some level of softness was in our embedded and product engineering space where cut backs in the semi-conductor spending and in the computing platform companies’ spending hurt us in terms of - not declining obviously - but hurt us in terms of not having the same growth rate. We are not seeing a big turn around in that space, but everything else continues to be on a pretty solid trajectory.

Suresh Senapathy: If I can supplement, apart from the Wipro Technologies, we have done well in Wipro Infotech as well as in the Consumer Care business. The Y-O-Y growth in terms of Wipro Infotech has been 45%, which is very good, including a margin expansion that we have seen, and the Consumer Care business that is our FMCG and light chain business, also, the Y-O-Y growth has been 36%, which is significantly ahead of industry.

CNBC: Vivek, what kind of challenges are you facing in managing the kind of growth that you are seeing now? You are adding employees at a very brisk pace over the last few quarters, are you facing any human resource challenges? We know that your attrition levels have softened a little bit in this quarter, but do you see managing the kind of growth from a personnel or a human resource angle, as a key challenge for Wipro.

Vivek Paul: I would like to break that answer into three parts. First of all, on the BPO side, we are seeing the pressure on the attrition, which is very high, limiting our growth. If I look at next quarter for example, we are not seeing the same growth we had in the BPO business that we did this quarter. I think as far as the attrition is concerned, clearly that has been an issue. We talked about how we were fortunate enough that we were not losing as many people at the senior level as we were losing in the junior level. As that attrition comes down, that allows us to lock-in both business growth and service delivery levels at levels that we would like to have had. The third in terms of growth is how do you scale your quality, how do you scale your delivery, so you don’t have a stutter. There we have done reasonably well. I talked earlier about new process methodology we are rolling out like lean, that is really helping us train people in a particularly specific way and apply those techniques everyday. So, I would say: yes, it is a concern; yes, we try to manage it every single day; but no, we are not worried that it is there.

CNBC: Mr. Senapathy, you also added about 26 new clients as compared to about 54 in the previous quarter. Have you seen an uptick in terms of your pricing across the board with these clients?

Suresh Senapathy: Well, it was not 54 last quarter, it was about 34. The new customers are coming at a little incremental pricing and that is primarily because of the mix of the services as opposed to head-to-head kind of services. So, in terms of the pricing, there is a fair amount of stability that we are seeing, but it is too early to call it as across the board going forward.

CNBC: Vivek, before you leave us, just give us your thoughts on how you see 2005 panning out in terms of IT budgets out there in the US? At this point, you would be getting some feedback on what the big guys out there who do the tech spending are feeling about 2005, what is your gut feeling about IT spending in the next four quarters?

Vivek Paul: Well, I think that there are two ways to answer that. One is IT spending in general would begin to see a little bit of softness. However, in terms of the spending on offshore services, we continue to see the fact that the relative penetration that was strong, is continuing. As a result, we continue to see that interest in offshoring staying completely unchanged.

CNBC: Thank you very much Vivek. I forgot to ask you, a standard question that we ask to all technology CEOs nowadays, about that sponsored ADR. We don’t have too much by way of free float.... any thoughts on that?

Vivek Paul: I think that that is a situation that we have had for many years and it doesn’t seem to have hurt us whether it is in our business growth or in our market capital.

CNBC: Okay, good luck for 2005, Suresh and Vivek. Thanks very much for joining in.

Suresh Senapaty and Vivek Paul: Thank you.

Second half:

CNBC: Welcome back, you are still watching the Wipro Board Room. We have just finished talking to Vivek Paul and Suresh Senapathy, and it is time to talk to the rest of the top team out there. We got Sudip Banerjee, President of Enterprise Solutions at Wipro Technologies and Raman Roy, Chairman of Wipro BPO, joining us now to take us through those very important sides of Wipro’s business. Good morning to both of you. Raman, let us start with you. I just picked up a line from Vivek where he said he does not expect Wipro BPO to be as strong going into next quarter as it was in this quarter, what was he talking about?

Raman Roy: Well, while we are seeing tremendous traction with the customer and tremendous amount of interest on what needs to be done, we seem to be facing a few challenges in terms of the talent out of the country. The availability of talent, their readiness, and the need for training and the attrition levels where after we approved training them, they become targets of a lot of smaller companies, and these are some problems. We have a very significant issue on attrition and we have a significant issue in being able to attract talent up to the appetite that our BPO business has.

CNBC: Have you started feeling the pinch in this quarter as well. There is a substantial sequential growth between Q2 and Q3.

Raman Roy: Yes, we have had a good sequential growth, but our appetite for the number of people is far larger. We added a little over 1400 odd people in this quarter net, but our appetite, we could have added another couple of thousand. There is enough business sitting there to service. But getting the right quality of talent with global servicing capability is becoming a challenge.

CNBC: How do you work around that Raman? What you are saying is a very-very important issue. You said there is business to be had, but, there are not enough people to do it. And this will not go or vanish in a few months or a few weeks. This is likely to remain a big problem. How do you work around that? Are you saying that growth from here on will be stunted because of the people issue?

Raman Roy: Long term, we have got to focus on finding the ability of training people to global levels. Our entire education system has to be geared up towards this. Attrition has been a big issue for this industry and that is because there is lack of number of people that is available, and fewer people who get trained to global servicing levels and many people who oscillate between one company and the other. So the big challenge in the long term is to change the supply, to change our education system and focus on global resources rather than just domestic needs.

CNBC: Given those concerns on employee attrition, what kind of revenue growth are you looking at for Wipro BPO in the quarter ahead. Because post the US elections, most tech companies actually are expecting a ramp-up in that space?

Raman Roy: As I said, we are seeing a huge traction on the customer side. We do not give guidance on specific service lines.

CNBC: Right, Raman, we will get back to you in a second. Let’s get Sudip in. Sudip, your side of the business, Enterprise Solutions had a much better quarter than the BPO issues that Raman talking about?

Sudip Banerjee: Oh, yes. We were very fortunate this quarter. We grew substantially in the financial services and manufacturing businesses, as also two others that I would like to mention. One is the healthcare business which grew sequentially as well as year on year very steadily from a small base, and travel and transportation media business, which again had a very good year on year growth. So we are growing in all segments of the enterprise business. The other point is that we have had very strong sequential growth in Europe this quarter, which is three quarters in a row. So that is giving us confidence that things are healthy on the enterprise side.

CNBC: Any insights into pricing that you can share with us in this quarter? Vivek just hinted upon the fact that you at Wipro have been price leaders in a sense over the last few quarters. When you talk about the verticals which are strong, is incremental business coming at higher rates?

Sudip Banerjee: Well, we had an overall price increase of 1%, which Vivek and Senapaty mentioned to you earlier, and much of this is coming from the new customer wins that we are getting, which are coming at slightly better prices than what we are getting in the existing older customers. That is not really just because of wage increase but more because of a business mix issues. So with many of our newer customers, we are selling the higher service lines, higher end services like technology infrastructure services, package implementation services, and that is helping us get an overall price increase.

CNBC: Raman, on the BPO side, are you seeing any kind of improvement in prices at all to offset some of the pain of not being able to service, get more volumes going because of the people issue or is price increase very sticky.

Raman Roy: We find certain amount of clarity in pricing. It is not as insane as it used to be. But is it stable, is it growing, no, not necessarily, and the people side issue is to be funded by the company. So that has an impact on our margins.

CNBC: Sudip, what is the margin picture looking like for enterprise solutions. Of course, we have a general idea of the overall margins for Wipro, but enterprise solutions specific?

Sudip Banerjee: Well we don’t give segment specific margins, but the enterprise business continues to do well and perform very well on the operating margin front.

CNBC: Which one is the one to look out for in the quarter ahead Sudip? Is it financial services that you are really going to be putting your eye out for?

Sudip Banerjee: Well I think, you know, we are really broad basing our growth. IT services is a lead business for us and that is continuing to grow at a very healthy pace. Manufacturing would continue to see growth and I expect that couple of verticals which did not have as good a sequential quarter this time, which is retail and energy and utilities probably have a better quarter next time. So again, in all the services and all the verticals within enterprise, we are seeing varying rates of growth between quarters, but they are growing substantially.

CNBC: Raman, just to pick on that point, you said margins could be under pressure. Essentially, if I read you correctly, you are saying that you have got to do a bulk of the training yourself to get people up the scratch, which means your training costs would go up substantially pressuring your margins?

Raman Roy: That is correct. As I said the quality of the resources that are coming in and timeframe that is required to train them to international levels or global levels is becoming larger and larger. And yes, that has an impact on the training cost.

CNBC: How many people would you be training today at Wipro BPO, just to get a sense of how much you actually invest in training at this point?

Raman Roy: At any point of time we have more than 3000 people in training.

CNBC: That number is likely to go up you think?

Raman Roy: We would love for it to go up. We love to have 5000 in training, we love to have 6000 in training because as I said earlier there is business. To be able to find acceptable quality resources who are able to build up to that level is a challenge.

CNBC: So without going into numbers or guidance, are you saying that in the foreseeable future till you can make this transition to more training, more people scaling up, are we likely to see Wipro BPOs growth plateauing down?

Raman Roy: We have had growth in the past. We grew about 9% sequentially this quarter. We grew about 48% for the same quarter last year, and we still have those challenges. So if those challenges were to become a little muted, the growth could be substantially better.

CNBC: Good luck Raman as always and Sudip. Thanks very much both of you for taking time out for us. It was good talking to you as always.

Raman Roy and Sudip Banerjee: Thank you very much.